Exhibit 99.1

China Index Holdings Enters into Definitive Agreement for Going-Private Transaction

BEIJING, December 22, 2022 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CIH Holdings Limited (“Parent”) and CIH Merger Sub Holdings Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$92.0 million.

At the effective time of the Merger (the “Effective Time”), each American depository share of the Company (each, an “ADS”), representing one Class A ordinary shares of the Company (together with the Class B ordinary shares of the Company, the “Shares”), issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, other than ADSs representing the Shares held by the Rollover Shareholders (as defined below), treasury Shares and certain other Shares specified in the Merger Agreement (collectively, the “Excluded Shares”), will be cancelled in exchange for the right to receive US$1.0 in cash per ADS without interest and net of any applicable withholding taxes, and each Share of the Company issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares, (ii) the Shares held by the shareholders who have validly delivered and not effectively withdrawn a dissent notice, or have not otherwise lost their rights to dissent from the Merger, in accordance with Section 238 of the Companies Act (as amended) of the Cayman Islands (“Companies Act”) and (iii) the Shares represented by ADSs, will be cancelled and cease to exist, in exchange for the right to receive US$1.0 in cash per Share without interest and net of any applicable withholding tax.

The merger consideration represents a premium of approximately 42.9% to the closing price of the ADSs on August 22, 2022, the last trading day prior to the Company’s receipt of the preliminary non-binding “going private” proposal from Fang Holdings Limited on August 23, 2022, and premiums of approximately 46.2% and 33.1% to the volume-weighted average closing price of the ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including August 22, 2022.

Certain shareholders of the Company, including Fang Holdings Limited, ACE Smart Investments Limited, Media Partner Technology Limited, Next Decade Investments Limited, Karistone Limited, Open Land Holdings Limited, True Knight Limited, Digital Link Investments Limited, General Atlantic Singapore Fund Pte. Ltd., Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, and Evenstar Special Situations Limited (collectively, the “Rollover Shareholders,” and each, a “Rollover Shareholder”) have entered into an equity contribution agreement (“Support Agreement”), pursuant to which each Rollover Shareholder has irrevocably agreed to contribute the Shares (including Shares represented by ADSs) it holds or will hold to Merger Sub prior to the Effective Time in exchange for newly issued shares of Parent, such that Merger Sub will hold approximately 95% of the voting power of the Shares exercisable in a general meeting of the Company in aggregate.

The Merger will be funded through a combination of (a) cash contribution from Fang Holdings Limited (the “Sponsor,” together with the other Rollover Shareholders, the “Buyer Group”) pursuant to an equity commitment letter, and equity rollover by each of the Rollover Shareholders of all Shares (including Shares represented by ADSs) the Rollover Shareholders beneficially own in the Company pursuant to the Support Agreement. Fang Holdings Limited has also executed and delivered to the Company a limited guarantee in favor of the Company pursuant to which it agreed to guarantee certain payment obligations of Parent under the Merger Agreement.

The board of directors of the Company (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. As the Merger will be in the form of a “short-form” merger in accordance with Section 233(7) of the Companies Act between a parent company and one of its subsidiary companies (as those terms are defined in the Companies Act), the Merger does not require a shareholder vote or approval by a special resolution of the Company’s shareholders if a copy of the Plan of Merger is provided to every registered shareholder of the Company.

The Merger is currently expected to close during the first quarter of 2023 and is subject to customary closing conditions. If completed, the Merger will result in the Company becoming a privately held company, and its ADSs will no longer be listed on the NASDAQ Capital Market, and the Company’s ADS program will be terminated.

Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Roth Capital Partners, LLC is serving as financial advisor to the Special Committee. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

O’Melveny & Myers LLP is serving as U.S. legal counsel to the Buyer Group.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) to its shareholders. The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from CIH’s management as well as CIH’s strategic and operational plans contain forward-looking statements. CIH may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CIH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement to be filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the real estate information and analytics service platform provider industry in China and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and CIH does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Head of Investor Relations

Email: CIH-IR@fang.com